EXHIBIT 2.2
AGREEMENT AND PLAN OF MERGER
by and among
WCA WASTE CORPORATION
WCA OF CENTRAL FLORIDA, INC.
WCA MANAGEMENT COMPANY, L.P.
WASTE CORPORATION OF AMERICA, LLC
and
WASTE CORPORATION OF CENTRAL FLORIDA, INC.
SEPTEMBER 30, 2005

AGREEMENT AND PLAN OF MERGER
          This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 30, 2005, by and among WCA Waste Corporation, a Delaware corporation (“Parent”), WCA of Central Florida, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), WCA Management Company, L.P., a Delaware limited partnership and an indirect wholly owned subsidiary of Parent (“WCA Management”), Waste Corporation of America, LLC, a Delaware limited liability company (“Seller”), and Waste Corporation of Central Florida, Inc., a Delaware corporation and wholly owned subsidiary of the Seller (the “Company”).
W I T N E S S E T H:
          WHEREAS, the parties desire to merge the Company with and into the Merger Sub (the “Merger”) so that the Merger Sub continues as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”);
          WHEREAS, concurrent with the execution of this Agreement, the Seller and the Parent agree to amend the Reorganization Agreement, dated as of May 10, 2004, by and among Seller (formerly known as Waste Corporation of America, Inc.), Parent, WCA Holdings Corporation and WCA Merger Corporation (the “Reorganization Agreement”), to reduce the scope of the noncompetition agreement contained therein;
          WHEREAS, the Seller and WCA Management agree to amend the Administrative Services Agreement dated May 20, 2004, by and among the Parent, the Seller, WCA Management, Transit Waste, LLC, the Company and Waste Corporation of Florida, Inc. (the “Administrative Services Agreement”) to reduce the amount of the monthly fee payable pursuant to Section 5.1 thereof;
          WHEREAS, this Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to constitute the plan of merger required by such provision of the Code;
          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
THE MERGER
     Section 1.1 The Merger. Upon the terms of and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.3), the Company shall be merged with and into Merger Sub, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the Surviving Corporation in the

Merger and shall succeed to and assume all the property, rights, privileges, powers and franchises of the Company in accordance with the DGCL.
     Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (local time) on October 3, 2005, at the offices of Boyer & Ketchand, 9 Greenway Plaza, Suite 3100, Houston, Texas 77046, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date”.
     Section 1.3 Effective Time. Upon the terms of and subject to the conditions of this Agreement, at the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”) and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State, or at such subsequent date or time as Parent, Merger Sub and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger shall become effective is referred to herein as the “Effective Time”. At the Effective Time, the Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.
     Section 1.4 Surviving Corporation Organizational Documents. At the Effective Time, the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation. At the Effective Time, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such bylaws.
     Section 1.5 Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.
ARTICLE II
CONVERSION OF SECURITIES
     Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of the Company’s capital stock or the holders of Merger Sub’s capital stock or any other Person (as defined in Section 8.5), except as expressly provided herein:
               (a) Merger Sub Common Stock. Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0l per share, of the Surviving Corporation.
               (b) Conversion of Shares of Company Capital Stock. The amount to be paid for all of the issued and outstanding shares of capital stock of the Company, however designated (collectively, Company Capital Stock”) shall be $14,700,000, consisting of the Stock Merger Consideration (as defined below), the Cash Merger Consideration (as defined below) and the Outstanding Debt (as defined below) assumed by operation of law. At the Effective Time, the Company Capital Stock shall, in the aggregate, be converted into the right to receive: (x) a number of duly authorized, fully paid and non-assessable shares of common stock, $.01 par value per share (“WCA Common Stock”), of the Parent with an Average Price (as defined below) of $5,000,000 (the “Stock Merger Consideration”), and (y) an amount of cash (the “Cash Merger Consideration” and collectively with the Stock Merger Consideration, the “Merger Consideration”) equal to the difference between $9,700,000.00 and the amount of Outstanding Debt (as defined below). The Cash Merger Consideration shall be payable to the Seller, without interest, upon surrender of the certificates formerly representing all of the outstanding shares of Company Capital Stock in the manner provided in Section 6.3. The Stock Merger Consideration shall be payable on the first Business Day following the date on which the Parent shall have filed the notice required by Nasdaq Marketplace Rule 4310 (17) and the waiting period for such filing shall have lapsed. All such shares of Company Capital Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 6.3.
     Section 2.2 Determination of Merger Consideration.
               (a) Stock Merger Consideration. The value of each share of WCA Common Stock included in the Stock Merger Consideration shall be equal to the average closing price (the “Average Price”) of the WCA Common Stock on the Nasdaq National Market on the 20 Business Days ending on the date that is two Business Days prior to the Closing Date. The number of shares issued as Stock Merger Consideration shall be equal to $5,000,000 divided by the Average Price, rounded off to the nearest whole number. On the Business Day immediately prior to the Closing Date, the Parent shall provide the Company with its calculation of the Average Price.
               (b) Cash Merger Consideration. The amount of the Company’s debt outstanding for purposes of determining the Cash Merger Consideration (the “Outstanding Debt”) shall be determined in accordance with Schedule A attached hereto and incorporated herein.
               (c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Capital Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Capital Stock outstanding immediately prior to the Effective

Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable law.
     Section 2.3 Additional Agreements. If at any time after the Effective Time the Surviving Corporation shall determine or be advised that any agreements, documents, deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the constituent corporations in the Merger, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees are hereby authorized to execute and deliver, in the name and on behalf of either of the constituent corporations in the Merger, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of such constituent corporations, all such other acts and things necessary, desirable or proper, consistent with the terms of this Agreement, to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such constituent corporations and otherwise to carry out the purposes of this Agreement, in each case at the sole expense of the Company or Parent.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLER
          The Company and the Seller represent and warrant to Parent and Merger Sub as follows:
     Section 3.1 Organization and Qualification; Subsidiaries.
               (a) Each of the Company and the Seller is duly organized, validly existing and in good standing under the laws of its incorporation or organization, as applicable. Each of the Company and the Seller has the requisite power and authority necessary to own, lease and operate its properties and to carry on its businesses as presently conducted.
               (b) The Seller owns all of the outstanding Company Capital Stock, free and clean of all liens and encumbrances. Other than the outstanding Capital Stock, the Company has no equity securities, or instruments entitling the owner thereof to purchase equity securities, outstanding.
     Section 3.2 Authority.
     The Seller has all necessary power and authority to enter into, deliver and perform its obligations pursuant to this Agreement and to consummate the transactions contemplated hereby. The Company has all necessary power and authority to enter into, deliver and perform its obligations pursuant to this Agreement and, upon execution of a written consent of sole stockholder by Seller, to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and the Seller and no other corporate proceeding on the part of the Company (other than the approval of its sole stockholder) is necessary to authorize this

Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and the Seller and constitutes a valid and binding obligation of the Company and the Seller, enforceable against each in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Parent and Merger Sub represent and warrant to the Company and the Seller:
     Section 4.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to carry on its businesses as now being conducted, except where the failure to have such power or authority would not be reasonably expected to prevent or materially delay the consummation of the Closing.
     Section 4.2 Authority. Each of Parent and Merger Sub has all necessary power and authority to enter into, deliver and perform its obligations pursuant to this Agreement and, upon delivery of the written consent to the adoption of this Agreement and the approval of the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceeding on the part of Parent or Merger Sub is necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the consent of the independent directors of the Parent). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).
     Section 4.3 Ownership and Organization of Merger Sub. Parent directly owns all of the issued and outstanding shares of capital stock of Merger Sub. Merger Sub has not conducted any business or activity other than in connection with the Merger and the other transactions contemplated by this Agreement.
     Section 4.4 Public Filings. The Parent has made all filings with the Securities and Exchange Commission required by the Securities Exchange Act of 1934, and such filings, did not contain any material misstatement or omission of a material fact.

ARTICLE V
COVENANTS
     Section 5.1 Conduct of Businesses Prior to the Effective Time. Except as expressly provided in this Agreement, during the period from the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the Company shall conduct its business and operations in the ordinary course of business consistent with past custom and practice, including with respect to quantity and frequency (“Ordinary Course of Business”), and the Company shall use its reasonable best efforts to preserve substantially intact its business organization, to keep available the services of its present officers and key employees and to preserve the present commercial relationships with key Persons with whom it does business. Without limiting the generality of the foregoing, and except as expressly permitted by any other provision of this Agreement, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, the Company shall not (unless in each case as required by applicable laws, rules, orders, judgments, decrees, ordinances or regulations applicable to the Company) directly or indirectly, take or agree to take any of the following actions without the prior written consent of Parent:
               (a) authorize or effect any change in its certificate of incorporation or bylaws;
               (b) grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its capital stock;
               (c) declare, set aside or pay any dividend or distribution with respect to the Company Capital Stock, or redeem, repurchase, or otherwise acquire any shares of Company Capital Stock;
               (d) issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;
               (e) impose any lien upon any of its assets outside the Ordinary Course of Business or secure indebtedness or obligations not otherwise secured as of the date hereof;
               (f) make any capital investment in, make any loan to, or acquire the securities or assets of any other Person;
               (g) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement: (i) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices in salaries or wages of employees (but not executive officers) of the Company which are not across-the-board increases); (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of the Company, except to the extent required by applicable laws, rules, orders, judgments, decrees, ordinances or regulations or the terms of a collective bargaining agreement in existence on the date of this Agreement; or (iii) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company benefit plan;
               (h) (i) prepay any indebtedness for borrowed money, (ii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the Ordinary Course of Business and in accordance with their terms, (iii) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business, or (iv) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the Ordinary Course of Business;
               (i) waive, release, assign, settle or compromise any claims, or any litigation or arbitration;
               (j) make any change in accounting policies or procedures, except as required by GAAP or by a Governmental Entity;
               (k) make or change any election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;
               (l) modify, amend or terminate, or waive, release or assign any rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party;
               (m) write up, write down or write off the book value of any assets, individually, except for depreciation and amortization and impairment charges in accordance with GAAP consistently applied;
               (n) take any action that is intended or would reasonably be expected to result in any of the conditions set forth in Section 6.1 or Section 6.2 not being satisfied;
               (o) make or authorize any capital expenditure outside of the Ordinary Course of Business;
               (p) hire full time or temporary employees outside of the Ordinary Course of Business;
               (q) terminate, cancel or agree to any material change in any material contract other than in the Ordinary Course of Business; or
               (r) commit to do any of the foregoing.

     Section 5.2 Reasonable Best Efforts. Subject to the terms and conditions herein, each of Parent, Merger Sub, Seller and the Company shall use its respective reasonable best efforts to take, or to cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, and to cooperate with the other parties hereto, to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, the Merger, as soon as practicable (including satisfaction, but not waiver, of the conditions to the obligations of the parties hereto to consummate the Merger set forth in Article VI). Each party hereto shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of Governmental Entities or other Persons required for the consummation of the transactions contemplated by this Agreement.
     Section 5.3 Notification of Certain Matters. Each party hereto shall give prompt notice to the other party hereto if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such third party is or may be required in connection with the transactions contemplated by this Agreement; (b) receipt of any notice or other communication from any Governmental Entity or any securities market or securities regulator in connection with the transactions contemplated by this Agreement; or (c) the occurrence of an event which would or would be reasonably likely in the future to (i) prevent or delay the consummation of the Merger or (ii) cause any condition to the obligations of any party hereto to consummate the Merger to be unsatisfied.
     Section 5.4 Access to Information. From the date hereof until the Effective Time or the earlier termination of this Agreement, upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall afford to the officers, employees, accountants, counsel and other representatives of Parent, during normal business hours in a manner so as not to have interfered with the normal business operations of the Company, reasonable access to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives.
     Section 5.5 Publicity. None of the Company, Parent, Seller or Merger Sub shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby without the prior consultation of the other parties hereto, except as may be required by law or by any listing agreement with a national securities exchange as determined in the good faith judgment of the party hereto wanting to make such release. The Company shall file a Current Report on Form 8-K with the SEC attaching this Agreement as an exhibit thereto promptly following the execution hereof.
     Section 5.6 Modification of Non-Compete. Effective upon the execution of this Agreement, the Seller and the Parent hereby agree that Section 3.1 of the Reorganization Agreement is hereby amended to delete the reference to Florida in such Section 3.1.
     Section 5.7 Administrative Services Agreement. WCA Management and the Seller hereby agree that the Administrative Services Agreement is hereby amended to reduce the Monthly Fee payable by the Seller pursuant to Section 5.1 thereunder by $10,000 per month, effective as of the Effective Time, and by an additional $10,000 per month, effective as of January 1, 2006.

     Section 5.8 Intercompany Receivables/Payables. Immediately prior to the Effective Time, the Seller shall cause the Company to distribute to the Seller the amount of intercompany receivables and/or payables existing on the Company’s books on the Closing Date between the Seller, the Company, Waste Corporation of Florida, Inc. and Designer Mulch, Inc. The intent of this provision is that the intercompany receivables and/or payables between these companies, which currently constitute a net asset to the Company, will be distributed to the Seller so that (a) such receivables will not be a net asset of the Company at the Effective Time and (b) following the Effective Time, (x) the Company will not owe any amounts to the Seller, Waste Corporation of Florida, Inc. or Designer Mulch, Inc. and (y) none of the Seller, Waste Corporation of Florida, Inc. or Designer Mulch, Inc. will owe any amounts to the Company.
     Section 5.9 NASDAQ. As soon as possible following the execution of this Agreement and the approval of this Agreement by the independent directors of the Parent, the Parent shall file the notice required by Nasdaq Marketplace Rule 4310 (17) together with all of the other documentation required to be filed therewith.
     Section 5.10 Securities Representations.
          (a) Seller is acquiring the WCA Common Stock constituting the Stock Merger Consideration (the “Shares”) for its own account for investment purposes only and not with a view to, or for resale in connection with, any “distribution” thereof for purposes of the Securities Act of 1933 (the “Securities Act”). Seller understands that the Shares have not been registered under the Securities Act or any applicable state securities laws by reason of a specific exemption therefrom that depends upon, among other things, the bona fide nature of the investment intent as expressed herein.
          (b) Seller is an “accredited investor” as defined in Rule 501 of Regulation D as promulgated under the Securities Act.
          (c) Seller understands that the Shares must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from registration is otherwise available. Moreover, Seller understands that Parent is under no obligation to register the Shares. Seller is aware of Rule 144 promulgated under the Securities Act that permits limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions. Seller understands that any certificates representing the Shares will be imprinted with a legend which prohibits the transfer of the Shares unless such shares are registered or such registration is not required pursuant to an applicable exemption to the registration requirements of the Securities Act and any applicable state securities laws.
ARTICLE VI
CONDITIONS TO THE MERGER
     Section 6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party hereto to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

               (a) Statutes and Injunctions. No statute, rule, regulation, judgment, order or injunction shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger by any Governmental Entity which prohibits, restrains, or makes illegal the consummation of the Merger.
               (b) Governmental Consents. All governmental consents, orders, approvals and waiting periods required for the consummation of the Merger and the other transactions contemplated hereby shall have been obtained and shall be in effect, or, with respect to waiting periods, shall have expired or been terminated, at the Effective Time.
     Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by Parent):
               (a) Representations and Warranties. The representations and warranties of the Company and the Seller set forth in this Agreement shall be true and correct as of the Closing Date.
               (b) Performance. The Company and the Seller shall have performed and complied with its covenants and agreements hereunder in all material respects through the Closing.
               (c) Waste Disposal Agreement. The Seller and Merger Sub shall have entered into an agreement regarding the disposal of waste at the Company’s sanitary landfill received from the Seller’s Ft. Myers landfill at an initial rate of $2.75 per yard.
               (d) Approval. The independent directors of the Parent’s audit committee shall have approved this Agreement and the Merger. The Parent shall have approved this Agreement and the Merger in its capacity as sole stockholder of the Merger Sub.
               (e) Fairness Opinion. The independent directors of the Parent’s audit committee shall have received a fairness opinion regarding the Merger acceptable to such independent directors in their sole discretion.
     Section 6.3 Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company and Seller to effect the Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by the Company and Seller):
               (a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the Closing Date.
               (b) Performance. Parent and Merger Sub shall have each performed and complied with its respective covenants and agreements hereunder in all material respects through the Closing.

               (c) Approval. The Company’s board of directors shall have approved this Agreement and the Merger. The Seller shall have approved this Agreement and the Merger, in its capacity as sole stockholder of the Company.
               (d) Merger Consideration. The Seller shall have received the Cash Merger Consideration owed to it hereunder against delivery of its certificates representing Company Capital Stock along with appropriate stock powers executed in blank.
     Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub, Seller or the Company may rely on the failure of any condition to its obligation to consummate the Merger set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement.
ARTICLE VII
TERMINATION
     Section 7.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time (whether before or after stockholder approval):
(a)	by the mutual written consent of the Company and Parent; or

(b)	by either of the Company or Parent:
               (i) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or
               (ii) if the Effective Time shall not have occurred on or before October 31, 2005 (the “Outside Date”); provided, however, that, a party hereto may not terminate the Agreement pursuant to this Section 7.1(b)(ii) if its failure to perform any of its obligations under this Agreement results in the failure of the Effective Time to occur by such time; or
(c)	by the Company:
               (i) if (A) the representations and warranties of the Parent or Merger Sub set forth in this Agreement shall not be true and correct such that the condition set forth in Section 6.3(a) would not be satisfied as of the Closing Date, and (B) the inaccuracy has continued without cure for a period of twenty (20) calendar days after the Company has delivered written notice of the inaccuracy to Parent; or
               (ii) if (A) Parent or Merger Sub shall have breached or failed to perform or comply with any covenant or agreement set forth in this Agreement such that the condition set forth in Section 6.3(b) would not be satisfied, and (B) the breach or failure has continued without cure for a period of twenty (20) calendar days after the Company has delivered written notice of the breach or breaches to Parent;
(d)	by Parent:
               (i) if (A) the representations and warranties of the Company or Seller set forth in this Agreement shall not be true and correct such that the condition set forth in Section 6.2(a) would not be satisfied as of the Closing Date, and (B) the inaccuracy has continued without cure for a period of twenty (20) calendar days after Parent has delivered written notice of the inaccuracy to the Company; or
               (ii) if (A) the Company or Seller shall have breached or failed to perform or comply with any covenant or agreement set forth in this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied, and (B) the breach or failure has continued without cure for a period of twenty (20) calendar days after Parent has delivered written notice of the breach or breaches to the Company.
     Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties hereto specifying the provision hereof pursuant to which such termination is made, and this Agreement (other than Sections 5.6, 7.1, 8.2 and this Section 7.2) shall forthwith become null and void, and there shall be no liability on the part of Parent or the Company, except as provided in this Section 7.2; provided, however, that nothing in this Section 7.2 shall relieve any party hereto from liability for any breach (occurring prior to any such termination) of any of the representations, warranties, covenants or agreements set forth in this Agreement.
ARTICLE VIII
MISCELLANEOUS
     Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any Schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.
     Section 8.2 Fees and Expenses. All fees and expenses incurred by or on behalf of either party hereto in connection with this Agreement and the transactions contemplated by this Agreement, including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party hereto incurring such fees and expenses.
     Section 8.3 Amendment. This Agreement may be amended, modified or supplemented only by a written agreement of the parties hereto executed and delivered by duly authorized officers of each of the parties hereto at any time prior to the Closing; provided, however, that no material amendment, modification or supplement of this Agreement shall be made unless approved by the stockholders of the Company.

     Section 8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.3, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
     Section 8.5 Definitions. For purposes of this Agreement:
          “Business Day” shall mean any day on which commercial banks are open for business in Houston, Texas other than a Saturday, Sunday or a day observed as a commercial bank holiday in Houston, Texas under the laws of the State of Texas or the federal laws of the United States of America.
          “Governmental Entity” shall mean any court, tribunal arbitrator or mediator or any administrative, governmental or regulatory body, agency or authority.
          “Lien” means any mortgage, pledge, security interest, right of first refusal, option, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute (other than to reflect ownership by a third party of property leased to the Company under a lease which is not in the nature of a conditional sale or title retention agreement), or any subordination arrangement in favor of another Person.
          “Person” means any individual, corporation, limited liability company, partnership, association, trust or unincorporated organization or any other entity, organization or group, including, without limitation, any Governmental Entity.
     Section 8.6 Assignment. This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties.
     Section 8.7 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. No party has made, and no party is relying upon, any representation or warranty, express or implied, other than those specifically set forth in this Agreement or in the documents and certificates delivered pursuant to this Agreement.
     Section 8.8 Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
     Section 8.9 Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies, each of which shall be deemed an original.
     Section 8.10 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, facsimile or telex, or by registered or certified mail (postage prepaid, return receipt requested) or by an overnight courier service to the other party at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to Parent or Merger Sub, to:
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056
Attn: Jerome M. Kruszka, President

with a copy to:	Boyer & Ketchand 9 Greenway Plaza, Suite 3100 Houston, Texas 77046 Attn: John W. Menke
(b)	if to the Company or Parent, to:
Waste Corporation of Central Florida, Inc.
3400 U.S. Highway 17 North
Ft. Meade, Florida 33841
Attn: Robert P. Lancaster
with a copy (which shall not constitute notice to the Company) to:
Hallett & Perrin, P.C.
2001 Bryan Street
Suite 3900
Dallas, Texas 75201
Attn: Scot W. O’Brien
     Section 8.11 Parties in Interest; No Third Party Beneficiaries; Joint and Several Obligations. This Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.
     Section 8.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, all other terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any party hereto.
     Section 8.13 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law principles thereof or of any jurisdiction that would cause the application of the law of any jurisdiction other than the State of Delaware.
     Section 8.14 Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Texas and of the United States of America, in each case located in Harris County, for any litigation arising out of or relating to this Agreement or the transactions contemplated hereby (and agrees not to commence any litigation relating hereto or thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in this Agreement shall be effective service of process for any litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Texas or the United States of America, in each case located in Harris County, hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.
     Section 8.15 Specific Performance; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the State of Texas or of the United States located in the State of Texas in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, and each party will not attempt to deny or defeat personal jurisdiction or venue in any such court by motion or other request for leave from any such court, this being in addition to any other remedy to which they are entitled at law or in equity.

          IN WITNESS WHEREOF, Parent, Merger Sub, WCA Management, Seller and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

WCA WASTE CORPORATION

By:	/s/ Joseph J. Scarano, Jr.

Joseph J. Scarano, Jr., Vice President

WCA OF CENTRAL FLORIDA, INC.

By:	/s/ Joseph J. Scarano, Jr.

Joseph J. Scarano, Jr., Vice President

WCA MANAGEMENT COMPANY, L.P.
By: WCA Management General, Inc.,
Its General Partner

By:	/s/ Joseph J. Scarano, Jr.

Joseph J. Scarano, Jr., Vice President

WASTE CORPORATION OF AMERICA, LLC

By:	/s/ Robert P. Lancaster

Robert P. Lancaster
Title: Director

WASTE CORPORATION OF CENTRAL FLORIDA, INC.

By:	/s/ Robert P. Lancaster

Robert P. Lancaster
Title: Director

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